GRAUBARD MILLER

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

FACSIMILE	DIRECT DIAL NUMBER
(212) 818-8881	(212) 818-8696

email address
srosenberg@graubard.com

March 9, 2006

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tremisis Energy Acquisition Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed February 1, 2006 File No. 000-50682

Dear Mr. Reynolds:

On behalf of Tremisis Energy Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter dated February 24, 2006 relating to the above-captioned Proxy Statement. We have also included our responses to the Staff’s engineering comment letter dated February 28, 2006. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Ms. H. Yuna Peng. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

General

1.	Engineering comments will be forthcoming.

Please find our responses to the engineering comments as follows:

Reserve Data, page 99

A.	In our prior comments 91c) and 91d) we asked for “...the AFE for each of the three [largest] PUD projects.” and engineering exhibits for these proved undeveloped properties. We have received only one AFE dated 12/13/03 for a Vinegarone field well. Our inspection of the independent reserve reports indicates the three largest proved undeveloped properties, on a net equivalent reserve basis, are (from the Williamson report):

•	H&T-C. PUD 01-08

•	Hamilton, R.R. PUD 01-08

•	Stunner, Frances PUD 01-08.

Please submit engineering exhibits such as volumetric calculations, base maps, production of analogy wells, etc. in support of these estimates.

In terms of projected costs and PV-10 Value on a per well basis, the most significant of RAM’s proved undeveloped (PUD) reserves are located in the Vinegarone field, in which there are seven identified PUD locations with net reserves estimated to range from 447 MMcf to 1.04 Bcf of natural gas per well. These reserves were estimated using net feet of pay and ultimate recoveries per net feet of pay from immediately offsetting wells in the field. Maps, a type log and other engineering information relating to the Vinegarone Field are enclosed.

The Vinegarone PUDs are single-well PUDs, each of which is located on a lease with respect to which EXCO Resources is the lease operator. RAM is not the operator of any of the leases that encompass the seven, single-well PUDs. The Vinegarone AFE previously furnished to Staff, dated as of December 2003, is the most recent AFE for a Vinegarone PUD well prepared by the lease operator, EXCO Resources. For purposes of RAM’s December 31, 2005 reserve report, RAM and its independent engineering firm applied the costs reflected by the December 2003 AFE to each of the remaining Vinegarone PUDs, subject to an estimated cost increase of 5%, resulting in an estimated cost of $1,400,000 per well for a 100% interest. RAM’s working interests in the seven PUD wells range from 25% to 43.7%. Along with the built-in contingencies in the AFE, RAM believes this estimate should be sufficient to account for any increases in drilling, cementing, logging, and tubular costs since December 2003. RAM believes any additional increased costs will not be sufficient to significantly impact the net reserve values of these PUDs.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

While the H&TC PUD 01-08, Hamilton PUD 01-08 and the Francis Sumner PUD 01-08, all located in RAM’s Electra/Burkburnett Area, are listed as individual PUD’s in the December 31, 2005 reserve report, each such PUD actually represents eight (8) separate infill wells for each lease. Because there are approximately 200 PUD locations in the Electra/Burkburnett Area, in some instances RAM aggregates up to eight (8) infill wells on each lease as a single PUD project for purposes of the reserve report. Although the wells may or may not be drilled sequentially or as a “project,” all eight (8) of the wells comprising each multi-well PUD eventually will be drilled. Based on historical production results from over 1,400 wells drilled in the field, each of RAM’s Electra/Burkburnett PUD wells is credited with net reserves of approximately 18,800 barrels of oil. AFE costs for the individual infill wells are $135,000 each (100% working interest). Maps, a decline curve and other engineering information relating to RAM’s Electra/Burkburnett Area are enclosed.

As supplemental information, we enclose engineering data with respect to the Vinegarone Field PUDs and with respect to the PUDs in the Electra/Burkburnett Field.

B.	We note that, for estimated future operating expenses, both reports by your independent petroleum engineers used the prior 12-months’ average. Production costs have a singular meaning in the context of public disclosure, i.e. lease operating expense (or lift cost) plus production/ad valorem/severance taxes plus appropriate gathering/transportation costs plus applicable insurance plus producing well overhead. The estimates of your proved reserves and standardized measure should utilize these components as determined at reporting fiscal period end. Since oil and gas prices have increased significantly over the prior 12 months, we would expect corresponding increases in cost components such as labor, fuel, power etc. Such increases are muted by the use of 12 month averages.

Also, it appears that no producing well overhead for your operated properties is included in production costs. Financial Accounting Standard 69, paragraph 27 states “...some expenses incurred at an enterprise’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil and gas producing activities, and therefore should be reported as such.” We consider the allocation of no G&A to production costs as incorrect since some supervision is an unavoidable requirement for oil and gas production. We recognize that the level of such supervision varies in the industry. Please demonstrate to us that the use of these (presumably) lower average costs and the omission of incurred production overhead costs do not result in material increases to your disclosed proved reserves and standardized measure. Alternatively, you may amend your proved reserve disclosures so that only period-end cost components—including production overhead—are used for these estimates.

Your comment raises two issues, the first of which questions the use of a 12-month average in determining fiscal period end production costs for the RAM properties. RAM has

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

conferred with its independent petroleum engineers and they uniformly agree that a 12-month average more accurately reflects period end production costs than simply using costs incurred during the month of December of any year (which also reflects a period cost rather than a point cost, such as product prices which are measured as of the last day of the fiscal year). Monthly operating costs are historically not consistent from one month to the next. Various annual or periodic cost components are not charged to properties on a monthly basis but are invoiced as a lump sum when paid or incurred. In order to accurately reflect these kinds of costs, they must be averaged over a 12-month or other period to properly allocate the burden of such costs. A similar principle applies with respect to seasonal costs. Weather has a dramatic effect on production costs, especially in the areas where RAM operates. During the winter months, operating costs historically increase. Fuel and electricity costs often increase in winter months due to the cost of fuel to the vendor. Cold weather causes the physical properties of the produced fluids to change. Viscosities of oil and gas are lowered; handling becomes more difficult. Water vapor in the gas stream and produced water freezes. Operating equipment often freezes unless appropriate measures are taken to prevent freezing, and when freezing occurs, additional costs are incurred in returning the equipment to service. Responding to seasonal issues involves additional costs for chemicals, equipment and manpower. Maintaining production during winter months is simply more expensive than doing so during summer months. Actual production costs plotted on a monthly basis reflect these differences. Therefore, while a 12-month average may not reflect actual production costs incurred on the last day, or the last month, of the reporting fiscal period, a twelve month average represents a more representative account of operating costs incurred during the base period utilized for calculating future net revenues, discounted future net revenues and the standardized measure.

The second issue discussed in your comment relates to the inclusion of general and administrative expenses in production costs on operated properties. In an effort to understand the nature of your comment, we have reviewed paragraph 27 of FAS 69, referred to in your letter. The pertinent part of that paragraph provides as follows:

“General corporate overhead and interest costs shall not be deducted in computing the results of operations for an enterprise’s oil and gas producing activities. However, some expenses incurred at an enterprise’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil and gas producing activities, and therefore should be reported as such. The nature of an expense rather than the location of its incurrence shall determine whether it is an operating expense. Only those expenses identified by their nature as operating expenses shall be allocated as operating expenses in computing the results of operations for oil and gas producing activities.”

As we understand the direction provided in the above-quoted language from FAS 69, indirect overhead is not to be included in the calculation of production costs. Therefore, only direct costs associated with a particular property properly are included. The operating costs included in the RAM reserve reports include all first level supervision on each operated

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

property, including engineering and field supervision, and associated benefits, whether performed in the field or in RAM’s Electra, Texas office, or in RAM’s home office in Tulsa, Oklahoma. Charged costs also include insurance, communications, vehicles, facilities, and any other similar costs. Even though many of these costs are G&A costs, they are the kinds of costs that would be chargeable as direct costs to third party non-operators under standard COPAS provisions. While general corporate overhead expenses are not billed to the properties, those expenses normally considered operating costs, wherever incurred, are charged to the properties and included in the production cost calculation. Accordingly, RAM believes that it has properly included chargeable G&A costs in the production cost component of its reserve reports, consistent with the requirements of FAS 69, and as such term is defined in Rule 4-10(a)(17) of Regulation S-X.

Net Production. Unit Prices and Costs, page 102

C.	In your response 96, you declined our request to disclose your historical oil and gas prices before and after the effect of your hedging arrangements. SEC Industry Guide 2 requires the disclosure of annual oil and gas sales prices. SFAS 69 requires the disclosure of historical revenues derived from produced oil and gas sales. This information is clearly intended to inform the investing public of your operating results. The Commission’s 12-12-01 news release (2001-147), FR-60 [33-8040; 34-45149] and FR-61 [33-8056; 34-45321] all speak to the need for greater transparency in corporate disclosure. Compliance with our request to disclose the effects of your hedging arrangements on the product prices you actually realized will aid the public in understanding the results of your oil and gas producing activities. We repeat our prior comment 96.

We have revised the preliminary proxy materials to reflect historical oil and gas prices before and after the effect of RAM’s hedging arrangements. These changes are reflected to pages 10 and 88 of the revised preliminary proxy materials.

D.	Please amend your document to include the consents of your independent petroleum engineers.

Enclosed please find the consents of the independent petroleum engineering firms of Forrest A Garb & Associates and Williamson Petroleum Consultants.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

2.	We note your supplemental response to prior comment three of our letter dated January 19, 2006. Please identify ADP and explain its role in the solicitation.

The Company has not engaged ADP North America, Inc. (“ADP”). ADP handles the mailing of the proxy materials for those shares held in street name, as well as the voting tabulation, for all public companies. Accordingly, no disclosure is required.

3.	While we note that certain information cannot be filled in until immediately prior to filing the definitive proxy statement, all other information should be provided. Please include such disclosure in the next amendment.

Duly noted.

4.	We partially reissue prior comment four of our letter dated January 19, 2006. Please provide the information required by Item 10 (a) of Schedule 14A.

We currently describe the Company’s long-term compensation plan, which takes effect upon consummation of the merger, on page 69 of the proxy statement as required by Item 10 (a) of Schedule 14A. We currently indicate that there are no grants authorized under the plan as of the date of the proxy statement. Further, Larry Lee’s employment agreement does not authorize any grants to him under the plan. We have revised the section to disclose that the benefits or amounts under the plan that will be received by or allocated to the Company’s officers and directors after consummation of the merger will be determined by the Company’s board of directors or committee thereof in the future, in its discretion.

5.	We partially reissue prior comment five of our letter dated January 19, 2006. Please include a statement on the last page of the proxy statement as to which documents, or portions of documents, are incorporated by reference. See Note D 1 of Schedule 14A.

We have removed the references that the Merger Agreement and Tremisis’ Fairness Opinion are incorporated by reference to the proxy statement on pages 41 and 49, respectively. Accordingly, there are no documents or portions of documents that are incorporated by reference and no revision to the proxy statement is necessary.

Proxy Card

6.	Please clarify how you will treat written votes received after the voting deadline.

We have revised the proxy card to disclose that votes received after a matter has been voted on will not be counted. In addition, we have also revised the section of the proxy statement entitled “Special Meeting of the Tremisis Stockholders—Voting Your Shares” on page 33 to reflect this.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

Questions and Answers about the Proposals page 15

7.	Please state how an improperly executed demand for conversion can be remedied.

We have revised the section entitled “Questions and Answers” on page 5 of the proxy statement to state how an investor may contact the Company to get instructions on how to remedy an improperly executed demand for conversion.

8.	Please update the estimated net proved reserves. Currently this information is as of September 30, 2005.

The estimated net proved reserves of RAM have been updated to December 31, 2005 throughout the proxy.

Summary of the Proxy Statement, page 19

9.	We partially reissue prior comment 21 of our letter dated January 19, 2006. We continue to note the statement that “the balance of the net proceeds of the IPO, or approximately $1,020,000 has been and will be used by Tremisis to pay the expenses incurred in its pursuit of a business combination.” The amount of net proceeds in escrow is $33,143,000 and only $30,000,000 will be given to RAM after the merger. Please revise the disclosure to account for the difference.

We currently indicate in the section entitled “Summary of the Proxy Statement” on page 9 of the proxy statement that the $33,143,000, with the interest earned thereon, will be released to Tremisis upon consummation of the merger, and used to pay the cash portion of the merger consideration to the RAM stockholders and for payments owed to Tremisis stockholders who exercise conversion rights. The balance after such fees and payments are made (e.g. $33,143,000 in trust minus $30,000,000 of merger consideration minus money used to pay stockholders who exercise conversion rights) will be used for working capital for the post-merger entity. Pursuant to our discussion with the Staff on March 2, 2006, we have clarified that the balance of the net proceeds of the Company’s initial public offering consists of the proceeds held outside of the trust account.

The Parties, page 17

10.	We reissue prior comment 22 of our letter dated January 19, 2006. We continue to note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006, Tremisis’ officers will dissolve and liquidate Tremisis within 60 days. This does not reconcile with the disclosure in the Form S-1 that the instruction to the trustee would be given promptly after the expiration of the 24-month period. Please revise the statement to be consistent with the Form S-1. The 60 day time period is not consistent with the disclosure in the Form S-1 regarding the prompt return of funds.

We believe the disclosure in the proxy statement is totally consistent with the Form S-1 and the Company’s charter and Trust Agreement in that there is a distinction between giving the instruction to liquidate the trust account, which will be done promptly, and the liquidation of the Company, which will be initiated promptly but will take some time to complete.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

If the merger is not consummated by May 18, 2006, Tremisis will give prompt notice to the Trustee, as disclosed in the Form S-1 and as required in the Trust Agreement. The Trustee then notifies the accounts where the funds are invested and commences to liquify any investments which are not already in cash. The Trustee continues the process until 100% of the trust fund is in cash and is ready for distribution to the Company’s stockholders.

When the Company liquidates and dissolves, it must distribute to its public stockholders not only the money in trust, but also any remaining net assets (e.g. any cash left out of trust after the payment of liabilities). Accordingly, the Company must thoroughly review its books of account and records, determine what liabilities it has, and settle and pay such liabilities in order to determine whether there will be any net assets available for distribution over and above the trust fund.

We believe that a period of 60 days to accomplish the foregoing is imminently reasonable and that the process, as described above, is totally consistent with the Form S-1 and the Company’s Charter. Nevertheless, we have added disclosure in the proxy statement to clarify this.

Lock-Up Agreement, page 24

11.	Please clarify the “certain exceptions” to the lock-up agreement.

We have revised the section entitled “Summary of the Proxy Statement—Lock-Up Agreement on page 15 and in the section entitled “The Merger Agreement—Lock-up Agreement on page 50 to clarify that the restricted period may terminate if (i) such restricted securities are registered on a registration statement filed and declared effective with the Securities and Exchange Commission, (ii) upon approval from the Company’s board of directors and Lawrence S. Coben, a current member of Tremisis’ board of directors, or (iii) certain private transfers (e.g. to family members), where the transferee aggress to be bound by the terms of the Lock-Up Agreement.

Tax Consequences of the Merger, page 29

12.	Please name counsel that provided the tax opinions. Also, file the opinions with the proxy and include consents or otherwise advise.

We have revised the sections entitled “Summary of the Proxy Statement—Tax Consequences of the Merger” on page 20 and “The Merger Proposal—Tax Consequences of the Merger” on page 47 of the proxy statement to disclose the name of Tremisis’ counsel that provided its tax opinion. Pursuant to the conference call between the Company’s counsel and RAM’s counsel with the Staff on March 1, 2006, we have removed references to RAM receiving a tax opinion. The Tremisis tax opinion, which includes counsel’s consent to the use of its opinion in the proxy statement, has been attached as Annex F to Amendment No. 2 to the proxy statement.

Risks Related to the Merger, page 40

13.	Please disclose the number of shares that will be held by insiders and that are subject to the lock-up agreement

We currently indicate in the first risk factor under the heading “Risks Related to the Merger” that the 25,600,000 shares issued to the RAM stockholders are subject to the lock-up agreement. We

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

have revised the section entitled “Risk Factors—Risks Related to the Merger” on page 28 to disclose that all of these shares will be subject to the lock-up agreement.

Background of the Merger, page 48

14.	We partially reissue prior comment 58 of our letter dated January 19, 2006. Please provide us with a copy of the Confidentiality Agreement signed on April 14, 2005. We were unable to locate the agreement in the materials provided.

Enclosed please find a copy of the Confidentiality Agreement signed on April 14, 2005.

15.	We partially reissue prior comment 65 of our letter dated January 19, 2006. Please supplementally provide us with copies of the projections and any other non-public information used by Tremisis in the merger negotiations and agreement.

Enclosed please find copies of the projections (which we previously provide to the Staff), RAM’s 2004 annual report and a power point presentation on RAM. We have been advised by Tremisis that there was no other non-public information provided to them by RAM or its representatives.

Interest of Tremisis’ Directors and Officers in the Merger, page 52

16.	We partially reissue prior comment 68 of our letter dated January 19, 2006. Quantify, to the extent practicable, the value of the 600,000 warrants held by Tremisis’ officers and directors.

We have revised the section entitled “Interest of Tremisis’ Directors and Officers in the Merger” on pages 17 and 40 of the proxy statement to indicate that Tremisis’ officers and directors hold 580,000 warrants, that the aggregate purchase price of the warrants was $377,000 (based on a purchase price of $0.65 per warrant) and what the market value of the warrants will be as of the record date.

Valuation Overview, page 55

17.	We reissue prior comment 71 of our letter dated January 19, 2006. We note your explanation in the correspondence. However, we cannot locate this disclosure in the proxy statement. Please advise or revise.

The disclosure is located in the section entitled “Fairness Opinion—Valuation Overview” on page 43 of the proxy statement. We direct you the paragraph above the section header “Comparable Company Analysis.”

Discounted Cash Flow Analysis, pages 55-56

18.	We reissue prior comments 72 and 73 of our letter dated January 19, 2006. We note your explanation in the correspondence. However, we cannot locate this disclosure in the proxy statement. Please advise or revise.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

The disclosure is located in the sections entitled “Fairness Opinion—Discounted Cash Flow Analysis” and “Fairness Opinion—Comparable Transaction Analysis” on pages 44 and 45, respectively.

Fees and Expenses page 70

19.	We note your response to prior comment 78 of our letter dated January 19, 2006. Please clarify whether the approximately $2.9 million fee to be paid by RAM to WestLB is contingent on the completion of the merger.

We have revised the section entitled “The Merger Agreement—Fees and Expenses” on page 58 to clarify that the balance of the fee to be paid by RAM to WestLB is contingent on the completion of the merger.

Pro Forma Earnings Loss Per Share page 76

20.	We note your response to prior comments 81 and 82 of our letter dated January 19, 2006. Please revise your disclosures under the caption “Selected Summary Historical and Pro Forma Consolidated Financial Information” on page 30 to include disclosures regarding the pro forma net loss per share for each period, similar to the disclosures provided on page 76.

We have included disclosures regarding the pro forma net income per share for each period. These disclosures appear on page 21.

21.	Please revise your disclosures for both the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005 to include a pro forma statement of operations that includes the accounts of Tremisis. While we note the transaction will not be accounted for as a purchase method business combination, we do not believe this eliminates the requirement to provide a pro forma statement of operations. Item 9.01 of Form 8-K was recently amended to explicitly require Article 11 pro forma disclosures for mergers involving shell companies, and we believe the same principle should be applied to this situation. Refer also to SEC Release 33-8587, dated July 15, 2005.

We have included a pro forma balance sheet and statement of operations that includes accounts of RAM and Tremisis as of and for the year ended December 31, 2005. These pro forma financial statements appear at pages 21 through 23.

Business of RAM, page 93

22.	We reissue prior comment 24 of our letter dated January 19, 2006 as it relates to disclosure on page 94. Please provide the basis for the statement that “RAM believes that

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

it has substantial additional acquisition, development and exploitation opportunities in its core areas of operations” or delete.

We have deleted the statement that “RAM believes that it has substantial additional acquisition, development and exploitation opportunities in its core areas of operations”.

23.	We note the various lease and other arrangements the company has entered into. Disclose the material terms of any material lease arrangements. Provide these lease and other arrangements supplementally.

We have revised the materials on page [84] to reflect that RAM’s Electra Gas Plant is located on lands leased by RAM. This surface lease will continue for so long as the land is used for the Electra Gas Plant, at no annual rental cost to RAM. We have revised the disclosure under the caption “Facilities” to eliminate any reference to the Electra Gas Plant; and to provide the important terms of RAM’s office lease for its headquarters in Tulsa, Oklahoma, RAM’s on-going operations. We believe that the other disclosures included under the caption “Business of RAM” contains adequate descriptions of RAM’s material leases and contracts.

Oil and Natural Gas Marketing and Hedging, page 104

24.	Please name the three purchasers who accounted for approximately 75% of your oil and natural gas sales and clearly indicate that these are your major customers. If you have agreements with these three purchasers, please disclose the material terms. Provide us with these agreements supplementally.

We have revised the proxy statement to reflect that two purchasers accounted for approximately 70% of RAM’s sales of oil and natural gas in 2005, and that no other purchaser accounted for as much as 10% of such sales during 2005. We included the name of these two purchasers and the material terms of the agreements with them. As supplemental information, we are providing copies of agreements that currently exist between RAM and Shell Trading- US and between RAM and Dynegy (now Targa).

Legal Proceedings, page 106

25.	Schedule 2.10 shows two other pending litigation other than Sacket v. Great Plains. Please advise us why the cases, Ricky Oliver v. Triple S. Welding Service Inc. and Joshi Technologies International v. WG Energy, need not be discussed in the proxy statement.

The two items of litigation, i.e., Rich Oliver v. Triple S. Welding Service, Inc. and Joshi Technologies International v. WG Energy, Ltd. are cases that arose in the ordinary course of business and are not material in amount. In addition, each case has been resolved and settled at no material cost to RAM and of its subsidiaries.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

RAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, -page 107

26	Clarify whether the oil and natural gas production costs, which increase was attributable to the WG Acquisition, is anticipated to stay at the increased level in the future.

The disclosure of oil and natural gas production costs included in the discussion of RAM’s results of operations for the year ended December 31, 2005 compared to year ended December 31, 2004, has been revised to disclose that RAM “expects that operating costs will remain at this level for the foreseeable future.”

27.	Please reconcile the operating revenue increase for the nine months ended September 30, 2005 as compared to 2004 with the financial statements. The current disclosure indicates that the increase in revenues was $17.5 million. The financial statements indicate the total revenues and operating income increased by only $5.4 million. Please revise.

The proxy statement no longer contains financial information for the two nine-month periods and, accordingly, no such reconciliation is necessary.

Independent Auditors’ Fees, page 126

28.	Please revise your disclosure to include all the information required by Item 9 of Schedule 14A, as applicable. We note that your current disclosure is incomplete and addresses only the most recent fiscal year rather than the past two fiscal years.

We have revised the disclosure in the section entitled “Directors and Executive Officers of Tremisis Following the Merger—Independent Auditors’ Fees” on page 111 to include all of the information required by Item 9 of Schedule 14A, as applicable.

RAM Related Party Transactions, page 132

29.	We reissue prior comment 101 of our letter dated January 19, 2006. Please indicate the total amount of expenses Tremisis has reimbursed its officers and directors for out-of-pocket expenses incurred in connection with identifying and investigating business combinations and business targets.

We have revised the section entitled “Directors and Executive Officers of Tremisis Following The Merger—Executive Compensation” on page 113 to reflect the amount of expenses Tremisis had reimbursed its officers and directors for out-of-pocket expenses incurred in connection

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

with identifying and investigating business combinations and business targets as of December 31, 2006.

30.	We note the disclosure that “accepting participants [in the 5% interest in the prospect generated by KCS] included, among other officers and employees of RAM…” All officers and employees of RAM that participated in this prospect should be included in this section.

The other officers and employees of RAM who participated in the KCS Energy prospect have been named in the discussion on page 117.

31.	We partially reissue prior comment 106 of our letter dated January 19, 2006. Please identify the $260,000 and $46,000 expenses paid on behalf of Danish Knights.

We have deleted the disclosure with respect to expenses paid by RAM on behalf of Danish Knights during 2002 and 2003, based on the provision of Item 404 of Regulation S-B, which requires disclosure of related party transactions only during the last two years, which would be 2004 and 2005. Since these payments were not made in 2004 and 2005, no disclosure is required.

RWG Energy, Inc. Financial Statements, page F-46

32.	According to your response to prior comment 110 of our letter dated January 19, 2006, you are providing the financial statements of RWG Energy (known before the acquisition as WG Energy, Inc.) under Item 310(c) of Regulation S-B. Financial statements of businesses recently acquired by the target need not be furnished unless their omission would render the target’s financial statements misleading or substantially incomplete. However, if you include such financial statements, they should be for the periods preceding the acquisition required by Items 310(e)(2) and (3). This would appear to include WG Energy Inc.’s audited annual financial statements for the years ending December 31, 2003 and 2002, and interim financial statements for the nine months ending September 30, 2004. It is not appropriate to provide the financial statements through a period after the merger or reflecting the purchase accounting from the merger. Please revise accordingly.

WG Energy was acquired by RAM in late December 2004. RAM’s audited financial statements at and for the year ended December 31, 2005 include operations of RWG Energy (known before as WG Energy, Inc.) for the entire 2005 year, and RAM’s audited financial statements at and for the year ended December 31, 2004, include RWG Energy’s operations for the few days it was consolidated with RAM. Accordingly, we have deleted the separate financial statements of RWG Energy from the revised proxy materials. We do not

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

believe that the omission of the separate financial statements of RWG Energy would render RAM’s financial statements misleading or substantially incomplete.

Note 11—Derivative Financial Instruments, page F-65

33.	We note your response to prior comment 118 of our letter dated January 19, 2006. Please tell us why the cash flow statement for the year ended December 31, 2003 reflects a deferred hedge loss of $286,157. By definition, deferred hedge gains and losses are excluded from the determination of net income or loss. Also, please reconcile your disclosure on page F-59 that your policy is to measure hedge effectiveness at least on an annual basis to paragraph 28(b) of FAS 133, which requires effectiveness to be measured at least every three months. Revise your disclosure in Note 1 I to identify the hedged transaction as a cash flow hedge, and to provide the applicable disclosures required by paragraph 45 (b) of FAS 133.

Since separate financial statements of RWG Energy are no longer included, the deferred hedge gains and losses referred to in comment No. 33 are no longer a disclosure item.

Appendix E: Fairness Opinion

34.	We note the statement in the opinion that “this letter is solely for the information of the Board of Directors of the Company and may not be relied upon by any other person... without Gilford’s prior written consent.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Gilford’s belief that shareholders cannot rely upon the opinion to support any claims against Gilford arising under applicable state law (e.g., the inclusion of an express disclaimer in Gilford’s engagement letter with Tremisis). Describe any applicable state-lave authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Gilford would have no effect on the rights and responsibilities of either Gilford or the board of directors under the federal securities laws.

We have filed a revised Fairness Opinion as Annex G, which deletes the above referenced language.

Mr. John Reynolds

Securities and Exchange Commission

March 9, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Sherie B. Rosenberg
Sherie B. Rosenberg

cc:	Lawrence S. Coben
Larry E. Lee
John M. Longmire
C. David Stinson
Theodore M. Elam
David J. Ketelsleger
Noah Scooler
David Alan Miller